March 22, 2022

Re:	Grayscale Digital Large Cap Fund LLC

Amendment No. 5 to Registration Statement on Form 10-12G

Filed February 4, 2022

File No. 000-56284

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Att’n:	John Dana Brown Justin Dobbie Becky Chow John Spitz

Ladies and Gentlemen:

As requested in your letter dated March 15, 2022 Grayscale Investments, LLC, a Delaware limited liability company (the “Manager”) and the manager of Grayscale Digital Large Cap Fund LLC (the “Fund”), acknowledges that the decision by the Staff not to issue additional comments regarding the above-referenced filing with respect to its response to comment 1 in the Staff’s June 10, 2021 letter and related comments shall not be interpreted by the Manager or the Fund to mean that the Staff agrees or disagrees with the responses previously provided to the Staff, including any legal conclusions, positions taken and practices engaged in by the Manager or the Fund referenced therein.

Please do not hesitate to contact me at michael@grayscale.com, or the Fund’s outside counsel, Davis Polk & Wardwell LLP at 212-450-4565 or joseph.hall@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Michael Sonnenshein

Michael Sonnenshein, Chief Executive Officer, Grayscale Investments, LLC

cc:	Joseph A. Hall, Davis Polk & Wardwell LLP